

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 4, 2016

Engchoon Peh
Chief Executive Officer
Road Marshall, Inc.
194 Pandan Loop #05-08
Singapore 128383

> **Re:** **Road Marshall, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed January 21, 2016**
> **File No. 333-208472**

Dear Mr. Peh:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement, we may have additional comments.

General

1. We note your response to prior comment 1. We are not persuaded by the facts you present that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we believe the facts that you noted in your response constitute nominal operations and nominal assets. Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information
Technologies and Services

cc: Jeffrey DeNunzio
        V Financial Group, LLC